

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 3, 2008

By facsimile to (515) 395-8891 and U.S. Mail

Mr. Kenneth M. Clark
Chairman and President
East Fork Biodiesel, LLC
210 140th Avenue, P.O. Box 21
Algona, IA 50511

Re: East Fork Biodiesel, LLC
      Amendment 2 to Registration Statement on Form 10
      Filed March 31, 2008
      File No. 0-53040

Dear Mr. Clark:

We reviewed the filing and have the comments below.

Executive Compensation, page 27; Certain Relationships and Related Transactions, page 31

1.   The written description of the compensation arrangement with Mr. Kenneth M. Clark that
      was filed as exhibit 10.12 to the registration statement in response to prior comment 11
      states also that:

      - "In February 2007, the Board of Directors voted to pay KMC Consultants at the
        rate of $3,000 per month for management and coordination duties performed by
        Mr. Clark for the Company on a month-to-month basis. Any compensation
        earned is deferred compensation at the rate of $3,000 per month."

      It does not appear that this provision of the compensation arrangement with Mr. Clark is
      reflected in the disclosures in the executive compensation and certain relationships and
      related transactions sections of the registration statement. Please revise or advise. See
      Items 402 and 404 of Regulation S-B. For additional guidance, refer to Release No. 34-
      54302A relating to the Commission's 2007 amendments to the disclosure requirements
      for executive and director compensation and related person transactions.

Exhibits

2.   The seven exhibits filed with pre-effective amendment 2 to the registration statement are mistagged on the EDGAR system. Specifically, exhibits 10.5.1, 10.6.1, 10.12, 10.13, 10.14, 10.15, and 10.16 are mistagged as exhibit 10 and are not tagged as exhibits 10.5.1, 10.6.1, 10.12, 10.13, 10.14, 10.15, and 10.16.

        The exhibits' tags on the EDGAR system are to conform to the numbers assigned to the exhibits in response to Item 15 of Form 10. Refer to the EDGAR Filer Manual for instructions, and revise in future filings. If you require technical assistance, please contact the EDGAR operations staff at the number listed in the manual.

Closing

        Please respond to the comments by filing an amendment to the registration statement and providing the supplemental information requested. Provide us a supplemental response that addresses each of the comments and notes the location of any corresponding revisions made in the filing. Note also the location of any material changes made for reasons other than responding to the comments. File the supplemental response on EDGAR as a correspondence file. We may raise additional comments after reviewing the responses and amendment.

        To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of the response letter, any supplemental information, and the amended filing marked to indicate any changes.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information investors require. Since East Fork Biodiesel and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        When responding to the comments, provide a written statement from East Fork Biodiesel in which it acknowledges that:

- East Fork Biodiesel is responsible for the adequacy and accuracy of the disclosure in its filings.

- Our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action on the filings.

- East Fork Biodiesel may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that East Fork Biodiesel provides us in our review of the registration statement or in response to our comments on the registration statement.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief